UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                Datascension Inc.
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                    238111108
                                 (CUSIP Number)

                         ATTN: William E. McDonnell, Jr.
                               Longview Fund, L.P.
                        600 Montgomery Street, 44th Floor
                             San Francisco, CA 94111
                                 (415) 981-5300
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 19, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Longview Fund, L.P.

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |_|

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3     SEC USE ONLY

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4     SOURCE OF FUNDS
         WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION
         California
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                     7   SOLE VOTING POWER
  NUMBER OF              14,782,690
   SHARES            -----------------------------------------------------------
BENEFICIALLY         8   SHARED VOTING POWER
  OWNED BY               0
    EACH             -----------------------------------------------------------
 REPORTING           9   SOLE DISPOSITIVE POWER
   PERSON                14,782,690
    WITH             -----------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER
                         0
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11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      |_|
             14,782,690
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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|
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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             45.9%(1)
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
             PN
--------------------------------------------------------------------------------

(1) Based on 23,222,976 outstanding shares of the common stock of Issuer, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission as of March 31, 2007 in addition to the 8,973,015 new issued common stock, totaling 32,195,991.

ITEM 1. SECURITY AND ISSUER.

      Common Stock, Datascension, Inc., 145 S. State College BLVD, Suite 350, Brea, CA 92821

ITEM 2. IDENTITY AND BACKGROUND.

      Longview Fund, L.P.
      600 Montgomery Street, 44th Floor
      San Francisco, CA 94111
      Citizenship - California

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Working capital of the Fund was used for exercise of warrants at $.30 and $.50 per warrant. Balances of shares were issued pursuant to conversion of notes into common stock at $.30 and $.50 per share.

ITEM 4. PURPOSE OF TRANSACTION.

      Conversion of notes and exercise of warrants held by the reporting person pursuant to a prior investment in the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      14,782,690 Shares, 45.9%

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      None.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

      None.

                                    SIGNATURE

            AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.


DATED: 6/26/07                        S/ S. Michael Rudolph, CFO of Viking Asset
                                       Management LLC, as Investment Manager
                                      ------------------------